SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                             ON-SITE SOURCING, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                                    682195 10 2
                                 (CUSIP Number)

                        The Estate of John S. Stoppelman
                          Betty Lue Skidmore, Executrix
                             10900 Equestrian Court
                             Reston, Virginia 20190
                                 (703) 438-8530
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                            Mary Ann Mancini, Esquire
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 March 30, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


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CUSIP No.  682195 10 2                                        Page 2 of 12 Pages
                                                        13D

1.    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

      The Estate of John S. Stoppelman               52-6930329

2.    Check the appropriate box if a member of a group

                                                                       (a) [   ]
                                                                       (b) [   ]
3.    SEC USE ONLY

4.    Source of Funds

       OO

5.   Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to Item
     2(d) or 2(e)                                                            [ ]

6.    Citizenship or Place of Organization

       Commonwealth of Virginia, Circuit Court of Fairfax County

NUMBER OF SHARES           7.    Sole Voting Power
BENEFICIALLY                     60,000 shares
OWNED BY
EACH                       8.    Shared Voting Power
REPORTING                        0 shares
PERSON
WITH                       9.    Sole Dispositive Power
                                 60,000 shares

                           10.   Shared Dispositive Power
                                 0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         60,000 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.    Percent of Class Represented by Amount in Row (11)

         1.2%

14.    Type of Reporting Person

         OO

         This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Statement") filed by The Estate of John S. Stoppelman (the "Estate") relating to the common stock, par value $0.01 per share (the "Common Stock"), of On-Site Sourcing, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in this Statement.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2(b) is hereby amended as follows:

         The business address of the Estate is 10900 Equestrian Court, Reston, Virginia 20190.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following thereto:

         On February 18, 1998, Mr. Stoppelman was granted an option to purchase 60,000 shares of the Common Stock at an exercise price of $3.00 per share (the "Option"), subject to certain vesting provisions. The Option was acquired by the Estate by operation of law, without consideration, upon the death of Mr. Stoppelman.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended as follows:

         On March 31, 1999 the Estate entered into a Stock Purchase Agreement dated as of March 30, 1999 with the investors listed therein and Graubard Mollen & Miller, as escrow agent, to sell all of the Shares (other than those subject to the Option) for $1.60 per share, or $1,008,000 in the aggregate (the "March 30, 1999 Stock Purchase Agreement"). The transaction contemplated by the March 30, 1999 Stock Purchase Agreement was consummated on April 7, 1999. The Estate sold such Shares in order to fulfill its obligations to administer the Estate.

         The foregoing description of the March 30, 1999 Stock Purchase Agreement is qualified in its entirety by the text of the March 30, 1999 Stock Purchase Agreement which is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

         Upon Mr. Stoppelman's death on July 15, 1998, the Option became fully vested and is exercisable through the one year anniversary of his death. Based on the current market price of the Common Stock, the Estate has no present intention to exercise the Option; however, the Estate reserves the right to do so at a later date or to formulate other purposes, plans or proposals regarding the Issuer or the Option to the extent deemed advisable in light of its obligations to administer the Estate, general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) are hereby amended as follows:

         (a)-(b) Following the Estate's disposition of all of the Shares pursuant to the terms of the March 30, 1999 Stock Purchase Agreement, the Estate beneficially owns, and has sole voting and dispositive power with respect to 60,000 shares of the Common Stock subject to the Option constituting 1.2% of the issued and outstanding shares of the Issuer (calculated based on the 60,000 shares issuable upon exercise of the Option plus 4,824,669 shares issued and outstanding as of the close of business on February 28, 1999, as reported in the Issuer's Form 10KSB dated December 31, 1998).

         Item 5(c) is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 1.

         (e) On April 7, 1999, the Estate ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth in Item 4 of this Amendment No. 1.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit           Description

1.1 Stock Purchase Agreement dated as of March 30, 1999 by and among The Estate of John S. Stoppelman, the investors identified on Schedule A thereto and Graubard Mollen & Miller.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE ESTATE OF JOHN S. STOPPELMAN


DATE:  April 13, 1999                    By:/s/ Betty Lue Skidmore
                                            ----------------------
                                            BETTY LUE SKIDMORE, Personal
                                            Representative of The Estate of
                                            John S. Stoppelman




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                                  EXHIBIT INDEX


Exhibit           Description                                               Page

1.1 Stock Purchase Agreement dated as of March 30, 1999 by and among The Estate of John S. Stoppelman, the investors identified on Schedule A thereto and Graubard Mollen & Miller.